Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 15, 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on fourth quarter and fiscal 2007 earnings

4th Quarter and

Full Year Results 2007

Press Release for the Business Press

November 15, 2007

Fiscal 2007

EPCOS on course for sustained profitable growth

Fiscal 2007

•	Sales: Again double-digit growth

•	EBIT: Up 76 percent to plus EUR 83 million; contributions from all segments

•	Earnings per share: Improved to plus EUR 0.98 (fiscal 2006: plus EUR 0.32)

•	Net cash flow: plus EUR 31 million

•	Higher dividend of EUR 0.30 to be proposed to Annual General Meeting

(fiscal 2006: EUR 0.20)

Q4 2007

•	Ongoing positive business development

•	Sales increased to EUR 376 million (up 8 percent year on year, up 4 percent sequentially)

•	EBIT improves to plus EUR 25 million (Q4 2006: plus EUR 17 million; Q3 2007: plus EUR 21 million)

1. Q4 2007

The development throughout fiscal 2007 continued in the fourth quarter (July 1 to September 30, 2007).

Sales rose both year on year and sequentially to EUR 376 million. Earnings before interest and tax (EBIT) increased further to EUR 25 million. During fiscal 2007 as a whole, EBIT thus improved consistently from quarter to quarter. As in each of the three preceding quarters, EBIT in Q4 2007 was sharply up year on year. All three business segments again made positive contributions to this performance.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	1 / 9

Press Release for the Business Press

1.1. Sales

1.1.1. Comparison with Q3 2007

EUR million	Q3 2007	±	Q4 2007
Sales	364	+4%	376

Sales to manufacturers of mobile phones in particular contributed to the sequential increase in sales in Q4 2007. Sales of products for industrial electronics applications were also up. Sales to automotive and consumer electronics vendors and to distributors remained stable.

Regionally, sales in Germany remained stable. In other European countries, Asia and the NAFTA region each contributed single-digit growth in the quarter under review.

Sales by business segment

EUR million	Q3 2007	±	Q4 2007
Capacitors and Inductors	134	+3%	137
Ceramic Components	137	–0.4%	136
SAW Components	93	+11%	103

Compared to the previous quarter, sales at Capacitors and Inductors increased to EUR 137 million in Q4 2007. Demand was especially strong for film capacitors used in energy-saving lamps and for power factor correction in power grids. Demand for inductors also rose, in particular, for industrial electronics applications.

The Ceramic Components segment posted sales of EUR 136 million, roughly at the same high level as in the previous quarter. Sales development was stable across all product groups.

Sales of Surface Acoustic Wave (SAW) Components rose to EUR 103 million. This double-digit sales growth was the strongest of all three business segments. Increased demand for SAW filters, SAW duplexers and front-end modules for high-end UMTS mobile phones was the main driver of this growth.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	2 / 9

Press Release for the Business Press

1.1.2. Comparison with Q4 2006

EUR million	Q4 2006	±	Q4 2007
Sales	350	+8%	376

In Q4 2007, the growth in sales of products for the automotive electronics industry made the major contribution to higher year-on-year sales. Sales to this industry were up by more than 30 percent. Sales of components for industrial electronics applications rose by more than 10 percent. The main driver of this growth was business with manufacturers of power generation, electrical drives and lighting technology, a development which is profiting from the ongoing trend toward greater energy efficiency. Sales to distributors posted single-digit growth, while sales to consumer electronics manufacturers declined. Business with this industry segment suffered especially from the fact that both the US dollar and the yen were considerably weaker than in the previous fiscal year.

As in the previous quarter, strong growth in the automotive and industrial electronics sectors, above all in Germany (plus 20 percent) and Europe excluding Germany (plus 10 percent) had a positive impact on the regional distribution of sales in the quarter under review. Sales in Asia (minus 10 percent) declined primarily because one major customer relocated its order processing activities to Europe. Another key reason was the unfavorable impact of the weak US dollar. Despite that, the NAFTA region more or less achieved the same level of sales as in the previous year.

Sales by business segment

EUR million	Q4 2006	±	Q4 2007
Capacitors and Inductors	125	+10%	137
Ceramic Components	114	+19%	136
SAW Components	111	–7%	103

As in the preceding quarters, year-on-year sales growth – at 19 percent – was strongest in the Ceramic Components segment in Q4 2007. This growth was driven essentially by sales of piezo actuators. It is also worth noting the positive trend in sales of temperature sensors and sensor systems due to strong demand from industrial and automotive electronics customers.

Sales were up 10 percent at Capacitors and Inductors. Sales of all product groups contributed to this positive development. Sustained robust demand for components for industrial electronics applications was a key factor.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	3 / 9

Press Release for the Business Press

Sales of SAW Components fell 7 percent in the quarter under review. Sales of SAW filters for mobile communication applications and sales of multimedia filters were both down on the figures a year ago. Price erosion – especially due to the influence of exchange rates – was the main reason for this decline. On the other hand, sales of RF modules used in mobile phones and wireless LAN adapters for notebooks, for example, were able to offset the unfavorable exchange rate effects, and their sales reached the same level as in the previous year. In the quarter under review, EPCOS won a major automotive electronics supplier as a customer for its multilayer ceramic modules. This new customer will use these modules in its blind spot detection systems.

1.2. Earnings

EBIT by business segment

EUR million	Q4 2006	Q3 2007	Q4 2007
Capacitors and Inductors	–4.2	+5.0	+7.3
Ceramic Components	+5.3	+7.9	+7.7
SAW Components	+15.7	+8.2	+9.9

All business segments again achieved a substantially positive EBIT in Q4 2007.

At Capacitors and Inductors, EBIT rose to plus EUR 7.3 million. This was due in part to the higher sales volume. Another reason were positive one-time effects totaling EUR 3 million from the sale of property in Heidenheim, Germany, where EPCOS is now renting the same premises on a much smaller scale. Charges totaling EUR 2 million to restructure the facility in Málaga, Spain, are also included in this EBIT figure.

At Ceramic Components, EBIT of EUR 7.7 million remained virtually unchanged from the previous quarter, even though the production volume declined as inventories were reduced.

At SAW Components, the higher sales volume drove EBIT up to EUR 9.9 million and brought the EBIT margin to about 10 percent. This achievement is all the more remarkable given that this segment had to cope with above-average price erosion and also reduced inventories on a considerable scale.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	4 / 9

Press Release for the Business Press

Group earnings

EUR million	Q4 2006	Q3 2007	Q4 2007
EBIT*	+16.8	+21.1	+24.9
Net income	+10.3	+17.2	+18.8
Earnings per share (in EUR)	+0.16	+0.26	+0.29

*	continuing operations

Group EBIT improved further to EUR 24.9 million in Q4 2007. Net income was EUR 18.8 million. Earnings per share were EUR 0.29.

In the quarter under review, net cash flow stood at plus EUR 2 million. Net income and the substantial reduction of inventories both had a positive impact on this figure. By contrast, capital expenditures that were significantly higher than depreciation and amortization placed a burden on net cash flow. The SAW Components segment in particular invested above-average in the increase of capacity, especially for new products to meet the anticipated growth in demand for products for UMTS mobile phones.

2. Review of fiscal 2007

Overall, demand for electronic components, modules and systems was strong in fiscal 2007. After returning to profitability in 2006, EPCOS posted a further substantial improvement in its key business figures.

“We have hit the targets we set for ourselves and made EPCOS stronger in all vital respects. In doing so, we have further increased our profitability and strengthened our competitive position in many areas,” said EPCOS President and Chief Executive Officer Gerhard Pegam, summing up the results for fiscal 2007 at the annual press conference in Munich. “Today, EPCOS is healthier than it has ever been since the boom years of 2000 and 2001, which the significantly improved balance sheet ratios also show.”

Sales

EUR million	Fiscal 2006	±	Fiscal 2007
Sales	1,309	+10%	1,439

Double-digit percentage sales growth drove sales up to about EUR 1.44 billion in fiscal 2007. Almost all the industries served by EPCOS contributed to this growth. Most notable was double-digit growth in sales of components to the automotive electronics industry (more than

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	5 / 9

Press Release for the Business Press

30 percent), to the industrial electronics sector (more than 10 percent) and to distributors (also 10 percent). In regional terms, sales growth was focused primarily on Germany (more than 25 percent) and other European countries (more than 10 percent).

One of the growth opportunities that EPCOS is exploiting is the sustained trend toward greater energy efficiency. Products that either directly or indirectly improve energy efficiency, and help to reduce pollution of the environment and help to conserve natural resources already account for more than one quarter of Group sales. These products include piezo actuators for fuel-saving injection systems in car engines and power factor correction products for use in power grids. They also include aluminum electrolytic capacitors for use in renewable energy power plants, and sensors in automotive heating and air-conditioning systems and engine management systems.

New growth opportunities tapped

In fiscal 2007, EPCOS successfully tapped new business opportunities in promising growth markets, one example being the market for sensors and sensor systems. The acquisition of AKTIV SENSOR, a pressure sensor specialist, broadened EPCOS’ portfolio, adding pressure sensors to the existing range of temperature sensors. The pressure sensors are used in automotive electronics applications such as exhaust gas recirculation systems, for example.

EPCOS also broadened its portfolio of aluminum electrolytic capacitors. In expanding the scope of its EPCOS XIAMEN joint venture in China, EPCOS will be able to penetrate new application areas, both in industrial electronics and in the markets for lighting systems and consumer electronics.

Earnings

EUR million	Fiscal 2006	Fiscal 2007
EBIT*	+46.8	+82.6
Net income	+21.2	+63.7
Earnings per share (in EUR)	+0.32	+0.98

*	continuing operations

EPCOS’ Group earnings figures improved substantially in fiscal 2007.

Sales growth, significantly improved earnings for the piezo actuator business and the termination of the UltraCap activities were the main reasons for this improvement. The restructuring of EPCOS’ facilities in Málaga, Spain, and Gravataí, Brazil, proceeded according to plan.

EPCOS was also able to reinforce its competitive position.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	6 / 9

Press Release for the Business Press

Market share was increased in a variety of product areas. Rigorous commitment to the ongoing quality offensive and to the COMPETE program (COst Management, Process Excellence, Time Efficiency) also helped make the company more competitive. Over the fiscal year as a whole, costs were cut by a further EUR 80 million.

EBIT rose by 76 percent to plus EUR 83 million. The Group EBIT margin thus increased by 2 percentage points to plus 6 percent. Net income was EUR 64 million. Earnings per share were EUR 0.98.

Net cash flow stood at plus EUR 31 million, largely due to net income.

Dividend

In light of the improvement in earnings achieved in the fiscal year under review and positive business prospects for the coming year, the Supervisory Board and Management Board will propose that the Annual General Meeting increase the dividend payout for fiscal 2007 to EUR 0.30 per share (fiscal 2006: EUR 0.20 per share).

Employees

At September 30, 2007, EPCOS employed about 18,300 people worldwide, a year-on-year increase of 2 percent. This increase in human resources was accompanied by double-digit sales growth and took place in countries with low labor costs – primarily in China and India. More than half of EPCOS’ entire work force (56 percent) is already employed in Asia. 24 percent is based in Europe without Germany, 10 percent in Germany, and the remaining 10 percent in North and South America.

3. Outlook for fiscal 2008

Overall positive demand for electronic components, modules and systems remains unchanged. At the present time, there are no visible signs of weakening demand. However, turbulence on the financial markets and the high price of oil do pose a risk for the future development of the economy. The strong euro also adds an extra burden by increasing price pressure and through exchange rate losses.

EPCOS expects mid-single-digit sales growth in fiscal 2008. It aims to further improve Group EBIT to about EUR 100 million. The economic value added (EVA) achieved would correspond to a double-digit return on the business assets employed.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	7 / 9

Press Release for the Business Press

In Q1 2008, EPCOS expects to see a further increase in demand, especially for products for mobile communication applications. Seasonal effects should cause sales of components to the automotive electronics industry to weaken slightly, however. Against this background, EPCOS believes that both sales and EBIT will remain virtually unchanged from the figures reported for Q4 2007.

About EPCOS

EPCOS AG is a leading manufacturer of electronic components, modules and systems headquartered in Munich. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At September 30, 2007, the company employed about 18,300 people worldwide.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2006.

Live transmission of conference call

On November 15, 2007, the Management Board of EPCOS will inform analysts and investors of business performance in Q4 of fiscal 2007 at a conference call starting at 12 noon, Central European Time, 6 a.m., US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading after the end of the conference call.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	8 / 9

Press Release for the Business Press

Further dates

Results for the first quarter of fiscal 2008 will be published on January 31, 2008. The Annual General Meeting will be held on February 13, 2008.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 11-151107E-W	9 / 9

Key figures of continuing operations

4th quarter and 12 months ended September 30, 2007

	unaudited					12 months ended 2006
Net sales EUR million	Q4 2007	+/- %	Q4 2006	12 months ended 2007	+/- %
Capacitors and Inductors	137	10	125	524	9	479
Ceramic Components	136	19	114	517	23	421
SAW Components	103	-7	111	398	-3	409

EPCOS Group	376	8	350	1439	10	1309

EBIT EUR million	Q4 2007		Q4 2006	12 months ended 2007		12 months ended 2006
Capacitors and Inductors	7.3		-4.2	18.8		-12.8
Ceramic Components	7.7		5.3	20.5		7.0
SAW Components	9.9		15.7	43.3		52.6

EPCOS Group	24.9		16.8	82.6		46.8

EBIT, % of sales	Q4 2007		Q4 2006	12 months ended 2007		12 months ended 2006
Capacitors and Inductors	5.3		-3.4	3.6		-2.7
Ceramic Components	5.7		4.6	4.0		1.7
SAW Components	9.6		14.2	10.9		12.9

EPCOS Group	6.6		4.8	5.7		3.6

CapEx EUR million	Q4 2007		Q4 2006	12 months ended 2007		12 months ended 2006
Capacitors and Inductors	13		8	28		21
Ceramic Components	10		4	36		20
SAW Components	29		30	65		62
Consolidation	1		2	2		4

EPCOS Group	52		44	131		107

Net income, continuing operations EUR million	Q4 2007	+/- %	Q4 2006	12 months ended 2007	+/- %	12 months ended 2006
EPCOS Group	18.8	54	12.2	63.7	81	35.2

Net income, overall business EUR million	Q4 2007	+/- %	Q4 2006	12 months ended 2007	+/- %	12 months ended 2006
EPCOS Group	18.8	83	10.3	63.7	200	21.2

(Annex to press release November 15, 2007)

Balance Sheet

EUR in thousands

	unaudited	September 30, 2006
	September 30, 2007
Assets
Cash and cash equivalents	234,622	268,851
Accounts receivable, net	231,645	217,074
Inventories, net	217,855	213,808
Prepaid expenses and other current assets	67,187	45,264
Deferred income taxes	6,549	6,446
Assets held for sale	—	15,572

Total current assets	757,858	767,015

Property, plant and equipment, net	502,059	493,378
Intangible assets, net	18,800	15,436
Deferred income taxes	75,874	94,036
Other assets	29,818	44,678

Non-current assets	626,551	647,528

Total assets	1,384,409	1,414,543

Liabilities and Shareholders’ Equity
Accounts payable	137,783	153,460
Accrued expenses and other current liabilities	112,773	113,911
Short-term borrowings	64,178	89,265
Current portion of long-term debt	34,786	24,990
Deferred income taxes	10,568	14,424
Liabilities held for sale	—	14,322

Total current liabilities	360,088	410,372

Long-term debt, excluding current installments	162,177	194,752
Pension liabilities	180,949	168,816
Deferred income taxes	4,102	16,827
Other liabilities	53,160	46,027
Minority interest	1,972	2,055

Total liabilities	762,448	838,849

Shareholders’ equity	621,961	575,694

Total liabilities and shareholders’ equity	1,384,409	1,414,543

(Annex to press release November 15, 2007)

Statement of income	Page 1
4th quarter and 12 months ended September 30, 2007
EUR in thousands (except share and per share data)

	unaudited
	4th quarter		12 months ended
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Total net sales of continuing operations	376,569	350,197	1,439,199	1,309,481

% Change vs. previous year	7.5%	10.0%	9.9%	13.9%
Cost of goods sold	305,835	289,897	1,176,019	1,083,035

Gross profit	70,734	60,300	263,180	226,446

% of sales	18.8%	17.2%	18.3%	17.3%
Research and development expenses	18,486	16,785	70,509	71,177
Marketing and selling expenses	27,864	25,094	104,589	104,648
General and administrative expenses	3,513	2,697	14,015	13,394

Operating income	20,871	15,724	74,067	37,227

Interest income (-expense), net	-496	-1,521	-4,912	-9,030
Other income, net	4,024	1,101	8,527	9,592

Income before income taxes and minority interest	24,399	15,304	77,682	37,789

Provision for income taxes	-5,457	-2,969	-13,575	-2,210
Minority interest	-122	-132	-359	-419

Net income of continuing operations	18,820	12,203	63,748	35,160

% of sales	5.0%	3.5%	4.4%	2.7%
% Change vs. previous year	54.2%	—	81.3%	—

Net income of discontinued operations	31	-1,886	-11	-13,983

Net income	18,851	10,317	63,737	21,177

Reconciliation of Net income to EBIT
Net income	18,851	10,317	63,737	21,177

Net income of discontinued operations	31	-1,886	-11	-13,983

Net income of continuing operations	18,820	12,203	63,748	35,160

Minority interest	-122	-132	-359	-419
Provision for income taxes	-5,457	-2,969	-13,575	-2,210

Income before income taxes and minority interest	24,399	15,304	77,682	37,789

Interest income (-expense), net	-496	-1,521	-4,912	-9,030

EBIT of continuing operations	24,895	16,825	82,594	46,819

(Annex to press release November 15, 2007)

Statement of income	Page 2
4th quarter and 12 months ended September 30, 2007
EUR in thousands (except share and per share data)

	unaudited
	4th quarter		12 months ended
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Net income per share, basic (EUR)	0.29	0.16	0.98	0.32
of continuing operations	0.29	0.19	0.98	0.54
of discontinued operations	0.00	-0.03	0.00	-0.21

Weighted average number of shares, basic	65,317,000	65,300,000	65,306,279	65,300,000

Net income per share, diluted (EUR)	0.27	0.15	0.93	0.32
of continuing operations	0.27	0.18	0.93	0.52
of discontinued operations	0.00	-0.03	0.00	-0.21

Weighted average number of shares, diluted	71,857,755	71,800,000	71,837,805	71,800,000

(Annex to press release November 15, 2007)

Net Cash Flow, 12 months ended September 30, 2007

EUR in thousands

	unaudited
	12 months ended
	Sep 30, 2007	Sep 30, 2006
Net income	63,737	21,177

Depreciation and amortization	116,036	127,357
Other adjustments	-645	-13,702
Change in net current assets	-41,568	10,988

Net cash provided by operating activities	137,560	145,820

Net capital expenditures	-121,548	-112,176
Proceeds from sale of investment securities	13,485	—
Net proceeds from sale/disposition of business	6,775	68,038
Acquisitions	-5,351	-3,271

Net cash used in investing activities	-106,639	-47,409

Net cash flow	30,921	98,411

(Annex to press release November 15, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 15, 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG